Exhibit 99.3

CITYCENTER HOLDINGS, LLC AND SUBSIDIARIES

I N D E X

Exhibit 99.3

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

CityCenter Holdings, LLC

We have audited the accompanying consolidated financial statements of CityCenter Holdings, LLC and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, and the related consolidated statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CityCenter Holdings, LLC and its subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2018, the Company adopted FASB ASC 606, Revenue from Contracts with Customers, on a full retrospective basis. Our opinion is not modified with respect to this matter.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada

February 19, 2019

i

Exhibit 99.3

CITYCENTER HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2018	2017

ASSETS
Current assets
Cash and cash equivalents	$182,681	$195,191
Accounts receivable, net	144,797	114,345
Inventories	18,651	17,743
Prepaid expenses and other current assets	17,626	24,938
Assets held for sale	–	356,692
Total current assets	363,755	708,909

Property and equipment, net	6,128,076	6,239,915

Other assets, net	39,777	40,559
	$6,531,608	$6,989,383
LIABILITIES AND MEMBERS' EQUITY
Current liabilities
Accounts payable	$25,758	$24,950
Construction payable	9,212	36,327
Current portion of long-term debt	18,015	16,000
Current portion of capital lease obligation	4,225	–
Due to MGM Resorts International	82,701	77,006
Other accrued liabilities	207,799	184,454
Liabilities related to assets held for sale	–	9,494
Total current liabilities	347,710	348,231

Long-term debt, net	1,729,829	1,545,797
Capital lease obligation, less current portion	15,149	–
Other long-term obligations	18,312	11,836
Commitments and contingencies (Note 8)
Members' equity	4,420,608	5,083,519
	$6,531,608	$6,989,383

The accompanying notes are an integral part of these consolidated financial statements.

Exhibit 99.3

CITYCENTER HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Year Ended December 31,
	2018	2017	2016
Revenues
Casino	$369,452	$377,529	$340,971
Rooms	442,879	426,867	410,972
Food and beverage	364,351	334,233	315,432
Entertainment, retail, residential and other	101,063	89,104	93,231
	1,277,745	1,227,733	1,160,606
Expenses
Casino	152,748	143,989	146,613
Rooms	160,452	147,535	142,469
Food and beverage	275,513	259,711	250,060
Entertainment, retail, residential and other	49,999	47,321	62,893
General and administrative	224,906	215,880	213,742
Property transactions, net	7,195	9,541	4,529
NV energy exit expense	–	(8,250)	24,996
Depreciation and amortization	221,564	211,897	301,325
	1,092,377	1,027,624	1,146,627
Operating income	185,368	200,109	13,979
Non-operating income (expense)
Interest income	1,821	1,357	885
Interest expense, net	(80,511)	(60,094)	(61,032)
Loss on retirement of debt	(742)	(4,554)	(4,102)
Other, net	(8,845)	408	(106)
Net income (loss) from continuing operations	97,091	137,226	(50,376)
Income (loss) from discontinued operations	(135,002)	(5,543)	400,092
Net income (loss)	$(37,911)	$131,683	$349,716

The accompanying notes are an integral part of these consolidated financial statements.

Exhibit 99.3

CITYCENTER HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2018	2017	2016
Cash flows from operating activities
Net income (loss)	$(37,911)	$131,683	$349,716
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	224,682	224,358	318,122
Amortization of debt discounts and issuance costs	5,043	4,657	3,960
Loss on retirement of long-term debt	742	4,554	4,102
Loss on the sale of Mandarin Oriental	133,440	–	–
Gain on the sale of Crystals	–	–	(400,082)
Property transactions, net	7,195	9,541	4,529
Provision (benefit) for doubtful accounts	3,938	(2,407)	12,551
Change in fair value of interest rate swaps	8,325	–	–
Changes in current assets and liabilities:
Accounts receivable	(34,390)	(9,828)	(11,401)
Inventories	(908)	(1,761)	2,000
Prepaid expenses and other	10,146	(831)	8,461
Accounts payable and accrued liabilities	24,146	(6,185)	(4,807)
Change in residential real estate	–	–	1,771
Other	2,464	(12,521)	10,100
Net cash provided by operating activities	346,912	341,260	299,022
Cash flows from investing activities
Capital expenditures, net of construction payable	(140,252)	(107,166)	(70,454)
Proceeds from the sale of Mandarin Oriental	201,091	–	–
Proceeds from the sale of Crystals	–	–	1,078,889
Proceeds from property and equipment	246	2,177	–
Other	–	–	657
Net cash provided by (used in) investing activities	61,085	(104,989)	1,009,092
Cash flows from financing activities
Net borrowings under senior credit facilities – maturities of ninety days or less	182,489	350,250	–
Repayments under senior credit facilities - maturities longer than ninety days	–	–	(266,000)
Dividends and distributions paid	(625,000)	(600,000)	(1,080,000)
Cash distributions to Members	–	–	(2,098)
Due to MGM Resorts International	23,999	(908)	18,901
Debt issuance costs	(1,995)	(25,723)	–
Net cash used in financing activities	(420,507)	(276,381)	(1,329,197)

Cash and cash equivalents
Net decrease for the year	(12,510)	(40,110)	(21,083)
Balance, beginning of year	195,191	235,301	256,384
Balance, end of year	$182,681	$195,191	$235,301
Supplemental cash flow disclosures
Interest paid, net of amounts capitalized	$75,771	$68,585	$43,410
Assets acquired through capital leases	19,374	–	–

The accompanying notes are an integral part of these consolidated financial statements.

Exhibit 99.3

CITYCENTER HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(In thousands)

Balance as of January 1, 2016	$6,284,218

Cash distributions to Members	(2,098)
Dividends and distributions paid	(1,080,000)
Income from discontinued operations	400,092

Net loss from continuing operations	(50,376)

Balance as of December 31, 2016	5,551,836

Dividends and distributions paid	(600,000)
Loss from discontinued operations	(5,543)

Net income from continuing operations	137,226

Balance as of December 31, 2017	5,083,519

Dividends and distributions paid	(625,000)
Loss from discontinued operations	(135,002)

Net income from continuing operations	97,091

Balance as of December 31, 2018	$4,420,608

The accompanying notes are an integral part of these consolidated financial statements.

Exhibit 99.3

CITYCENTER HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

Organization. CityCenter Holdings, LLC (the “Company”) is a Delaware limited liability company that owns and operates CityCenter in Las Vegas, Nevada (“CityCenter”). The Company is a joint venture which is 50%-owned by a wholly owned subsidiary of MGM Resorts International (together with its subsidiaries, “MGM Resorts”), a Delaware corporation, and 50%-owned by Infinity World Development Corp (“Infinity World”), which is wholly owned by Dubai World, a Dubai United Arab Emirates government decree entity (each, a “Member”). The governing document for the Company is the Third Amended and Restated Limited Liability Company Agreement dated December 22, 2015 (the “LLC Agreement”).

Under the LLC Agreement, the Board of Directors of the Company is composed of six representatives (subject to intermittent vacancies) – three selected by each Member – and has exclusive power and authority for the overall management of the Company. Compensation for Board of Directors’ duties is borne by the Members. The Company has no employees and has entered into several agreements with MGM Resorts to provide day-to-day management of CityCenter and the Company. See Note 10 for further discussion of such agreements.

Nature of Business. CityCenter is a mixed-use development on the Las Vegas Strip located between the Bellagio and Park MGM (which was branded as Monte Carlo prior to May 2018) resorts, both owned by MGM Resorts. CityCenter consists of the following components:

•

Aria Resort & Casino, a 4,004-room casino resort featuring an approximately 140,000 square-foot casino, approximately 500,000 square feet of conference and convention space, and numerous world-class restaurants, nightclub and bars, and pool and spa amenities;

•	The Vdara Hotel and Spa, a luxury condominium-style hotel with 1,495 units; and

•	The Veer Towers, 669 units in two towers consisting entirely of luxury residential condominium units (the last of the 669 units were sold and closed during the year ended December 31, 2016).

In August 2018, the Company closed the sale of Mandarin Oriental Las Vegas (“Mandarin Oriental”). See Note 3 for additional information related to the sale.

In April 2016, the Company closed the sale of The Shops at Crystals (“Crystals”). See Note 3 for additional information related to the sale.

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation. The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company does not have a variable interest in any variable interest entities. All intercompany balances and transactions have been eliminated in consolidation. The results of operations are not necessarily indicative of the results to be expected in the future.

Management’s use of estimates. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Those principles require the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value measurements. Fair value measurements affect the Company’s accounting for and impairment assessments of its long-lived assets and intangible assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured according to a hierarchy consisting of: Level 1 inputs, such as quoted prices in an active market; Level 2 inputs, which are observable inputs for similar assets; or Level 3 inputs, which are unobservable inputs. The Company used Level 2 inputs when measuring the fair value of its interest rate swaps. The interest rate swap values are recorded as a net unrealized gain or loss position and recognized as an asset or liability within “Other assets” or “Other long-term obligations.” See Note 7.

Exhibit 99.3

Cash and cash equivalents. Cash and cash equivalents include investments and interest bearing instruments with maturities of ninety days or less at the date of acquisition. Such investments are carried at cost, which approximates fair value.

Accounts receivable and credit risk. The Company issues markers to approved casino customers following investigations of creditworthiness. As of December 31, 2018, approximately 53% of the Company’s casino receivables were due from customers from foreign countries. Enforceability issues, business or economic conditions or other significant events in these countries could affect the collectability of such receivables.

Trade receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An allowance for doubtful accounts is maintained to reduce the Company’s receivables to their estimated realizable amount, which approximates fair value. The allowance is estimated based on a specific review of customer accounts as well as historical collection experience and current economic and business conditions. Management believes that as of December 31, 2018, no significant concentrations of credit risk existed.

Inventories. Inventories consist primarily of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined primarily by the average cost method for food and beverage and operating supplies. Cost for retail merchandise is determined using the cost method.

Residential real estate. Residential real estate represented capitalized costs of residential inventory, which consisted of completed condominium units available for sale less impairments previously recognized. Costs included land, direct and indirect construction and development costs, and capitalized property taxes and interest. The last residential units were sold in 2016.

Property and equipment. Property and equipment are stated at cost including capitalized interest. Gains or losses on dispositions of property and equipment are included in the determination of income or loss. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. As of December 31, 2018 and 2017, the Company had accrued $2.9 million and $2.7 million, respectively, for property and equipment within accounts payable, and $0.3 million and $3.5 million, respectively, related to construction retention within accounts payable.

Property and equipment are depreciated over the following estimated useful lives on a straight-line basis:

Buildings and improvements	20 to 40 years
Land improvements	10 to 20 years
Furniture and fixtures	3 to 20 years
Equipment	3 to 15 years

Project costs are stated at cost and recorded as property and equipment (which includes adjustments made upon the initial contribution by MGM Resorts to the extent such property or equipment is contributed by MGM Resorts) unless determined to be impaired, in which case the carrying value is reduced to estimated fair value.

In December 2015, the Company decided to close the Zarkana show at the Aria Resort & Casino as part of a plan to expand its conference and convention space. As a result, the Company shortened the useful lives of the assets related to the Zarkana theatre and recognized accelerated depreciation expense of $82 million during the year ended December 31, 2016. The fully depreciated assets related to the Zarkana theatre were disposed in April 2016 and construction of the conference and expansion space began in May 2016, which opened during the first quarter of 2018.

Capitalized interest.  The interest costs associated with development and construction projects are capitalized and included in the cost of the project. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period.

Impairment of long-lived assets. The Company evaluates its property and equipment for impairment as held and used. The Company reviews assets to be held and used for impairment whenever indicators of impairment exist. It then compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying amount of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying amount, then impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. Any recognized impairment losses would be recorded as operating expense.

Exhibit 99.3

Other assets. The Company’s other assets include intangible assets, deposits, base stock, and other assets. Indefinite-lived intangible assets are reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company performs its annual impairment test for indefinite-lived intangible assets in the fourth quarter of each fiscal year. No impairments were indicated or recorded as a result of the annual impairment review.

Debt issuance costs. The Company capitalizes debt issuance costs, which include legal and other direct costs related to the issuance of debt. The capitalized costs are amortized straight-line to interest expense over the contractual term of the debt.

Revenue recognition. The Company’s revenue contracts with customers consist of casino wager transactions, hotel room sales, food and beverage transactions, entertainment shows, and retail transactions.

The transaction price for a casino wager is the difference between gaming wins and losses (“net win”). In certain circumstances, the Company offers discounts on markers, which is estimated based upon historical business practice, and recorded as a reduction of casino revenue. The Company accounts for casino revenue on a portfolio basis given the similar characteristics of wagers by recognizing net win per gaming day versus on an individual wager basis.

For casino wager transactions that include other goods and services provided by the Company to gaming patrons on a discretionary basis to incentivize gaming, the Company allocates revenue from the casino wager transaction to the good or service delivered based upon stand-alone selling price (“SSP”). Discretionary goods and services provided by the Company and supplied by third parties are recognized as an operating expense.

For casino wager transactions that include incentives earned by customers under the Company’s loyalty program, the Company allocates a portion of net win based upon the SSP of such incentive (less estimated breakage). This allocation is deferred and recognized as revenue when the customer redeems the incentive. When redeemed, revenue is recognized in the department that provides the goods or service. Redemption of loyalty incentives at third party outlets are deducted from the loyalty liability and amounts owed are paid to the third party, with any discount received recorded as other revenue. Commissions and incentives provided to gaming customers were collectively $212 million, $190 million and $194 million for the years ended December 31, 2018, 2017 and 2016, respectively. After allocating revenue to other goods and services provided as part of casino wager transactions, the Company records the residual amount to casino revenue.

The transaction price of rooms, food and beverage, and retail contracts is the net amount collected from the customer for such goods and services. The transaction price for such contracts is recorded as revenue when the good or service is transferred to the customer over their stay at the hotel or when the delivery is made for the food and beverage and retail and other contracts. Sales and usage-based taxes are excluded from revenues. For some arrangements, the Company acts as an agent in that it arranges for another party to transfer goods and services, which primarily include certain of the Company’s entertainment shows as well as customer rooms arranged by online travel agents.

The Company also has other contracts that include multiple goods and services, such as packages that bundle food, beverage, or entertainment offerings with hotel stays and convention services. For such arrangements, the Company allocates revenue to each good or service based on its relative SSP. The Company primarily determines the SSP of rooms, food and beverage, entertainment, and retail goods and services based on the amount that the Company charges when sold separately in similar circumstances to similar customers.

Contract and Contract-Related Liabilities. There may be a difference between the timing of cash receipts from the customer and the recognition of revenue, resulting in a contract or contract-related liability. The Company generally has three types of liabilities related to contracts with customers: (1) outstanding chip liability, which represents the amounts owned in exchange for gaming chips held by a customer, (2) loyalty program obligations, which represents the deferred allocation of revenue relating to loyalty program incentives earned, as discussed above, and (3) customer advances and other, which is primarily funds deposited by customers before gaming play occurs (“casino front money”) and advance payments on goods and services yet to be provided such as advance ticket sales and deposits on rooms and convention space or for unpaid wagers. These liabilities are generally expected to be recognized as revenue within one year of being purchased, earned, or deposited and are recorded within “Other accrued liabilities” on the Company’s consolidated balance sheets.

Exhibit 99.3

The following table summarizes the activity related to contract and contract-related liabilities:

	Outstanding Chip Liability		Loyalty Program		Customer Advances and Other
	2018	2017	2018	2017	2018	2017
	(in thousands)
Balance at January 1	$53,051	$57,438	$235	$186	$86,487	$80,076
Balance at December 31	54,637	53,051	205	235	106,081	86,487
Increase / (decrease)	$1,586	$(4,387)	$(30)	$49	$19,594	$6,411

Revenue by source. The Company presents the revenue earned disaggregated by the type or nature of the good or service (casino, rooms, food and beverage, and entertainment, retail, residential and other). Lease revenues earned by the Company from third-parties are classified within the line item corresponding to the type or nature of the tenant’s good or service. Lease revenues include $3 million, $3 million and $4 million recorded within food and beverage revenue for the years ended December 31, 2018, 2017 and 2016, respectively, and $3 million, $2 million and $3 million recorded within entertainment, retail, residential and other revenue for the same such periods, respectively.

Real estate sales. Revenue for residential sales is deferred until closing occurs, which is when title, possession and other attributes of ownership have been transferred to the buyer and the Company is not obligated to perform activities after the sale. Additionally, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay and the buyer’s receivable cannot be subject to future subordination.

Residential operating expenses include cost of real estate sold, holding costs, selling costs, indirect selling costs and valuation allowances for residential mortgage notes receivable. Costs associated with residential sales were deferred during construction, except for indirect selling costs and general and administrative expense, which were expensed as incurred.

Advertising. The Company expenses advertising costs the first time the advertising takes place. Advertising expense is included in preopening and start-up expenses when related to the preopening and start-up period and in general and administrative expense when related to ongoing operations. Advertising expense was $15 million, $14 million and $15 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Property transactions, net. The Company classifies transactions related to long-lived assets – such as write-downs and impairments, demolition costs, and gains and losses on the sale of fixed assets – within “Property transactions, net” in the accompanying consolidated statements of operations.

Income taxes. The Company is treated as a partnership for federal income tax purposes. Therefore, federal income taxes are the responsibility of the Members. As a result, no provision for income taxes is reflected in the accompanying consolidated financial statements.

Comprehensive income (loss). Net income (loss) equals comprehensive income (loss) for all years presented.

Reclassification of prior year balances. Reclassifications were made to the prior-period consolidated financial statements to conform to the current period presentation.

Recently issued accounting standards. In May 2014, Financial Accounting Standards Board (“FASB”) issued Accounting Standard Codification (“ASC”) 606, “Revenue from Contracts with Customers (Topic 606),” (“ASC 606”) which outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods and services.

The Company adopted ASC 606 on a full retrospective basis effective January 1, 2018. The most significant impacts of the adoption of the new accounting pronouncement are as follows:

Exhibit 99.3

•

Promotional Allowances. The Company no longer recognizes revenues for goods and services provided to customers for free as an inducement to gamble as gross revenue with a corresponding offset to promotional allowances to arrive at net revenues, and accordingly the promotional allowances line item has been removed. The majority of such amounts previously included in promotional allowances now offset casino revenues based on an allocation of revenues to performance obligations using SSP. This change resulted in a reclassification of revenue between revenue line items;

•

Loyalty Accounting. As discussed within Revenue Recognition above, the outstanding performance obligations of the loyalty program liability are now recognized at retail value of such benefits owed to the customer (less estimated breakage). This change resulted in a decrease to retained earnings as of January 1, 2016 of $4 million, with a corresponding increase primarily to “Due to MGM Resorts International,” as a result of the initial application of the standard and did not have a significant impact to other balance sheet accounts or earnings;

•

Gross versus Net Presentation. Mandatory service charges on food and beverage and wide area progressive operator fees are recorded gross, that is, the amount received from the customer will be recorded as revenue with the corresponding amount paid as an expense. These changes resulted in an increase in revenue with a corresponding increase in expense; and

•

Estimated Cost of Promotional Allowances. The Company no longer reclassifies the estimated cost of complimentaries provided to the gaming patron from other expense line items to the casino expense line item. This change resulted in a reclassification between expense line items.

These changes, and other less significant adjustments that were required upon adoption, did not have an aggregate material impact on net income or cash flows. The following table shows the increase/(decrease) to the Company’s 2017 and 2016 income statement line items as follows:

	Twelve Months Ended
	December 31,	December 31,
	2017	2016
	Increase/(decrease)
	(in thousands)
Revenues
Casino	$(100,190)	$(99,861)
Rooms	(12,379)	(10,097)
Food and beverage	7,049	10,270
Entertainment, retail, residential and other	(2,825)	(2,904)
	(108,345)	(102,592)
Promotional allowances	136,069	128,897
	27,724	26,305
Expenses
Casino	(67,588)	(65,979)
Rooms	22,133	21,895
Food and beverage	68,513	63,865
Entertainment, retail, residential, and other	4,199	5,181
	27,257	24,962
Net income	$467	$1,343

In February 2016, the FASB issued ASC 842, “Leases (Topic 842),” which replaces the existing guidance in Topic 840, “Leases,” (“ASC 842”). ASC 842 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. ASC 842 requires a dual approach for lessee accounting under which a lessee would classify and account for its lease agreements as either finance or operating. Both finance and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases, the lessee will recognize interest expense associated with the lease liability and depreciation expense associated with the ROU asset, and for operating leases, the lessee will recognize straight-line rent expense. The Company will adopt ASC 842 on January 1, 2019 utilizing the simplified transition method and accordingly will not recast comparative period financial information. The Company will elect the basket of transition practical expedients which includes not needing to reassess: (1) whether any expired or existing contracts are or contain leases, (2) the lease classification for any expired or existing leases, and (3) direct costs for any existing leases. The Company also currently expects that the most significant impact will be the recognition of ROU assets and lease liabilities for operating leases that exist at the Company on the date of adoption.

In January 2018, the Company adopted Accounting Standards Update (“ASU”) No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force),” (“ASU 2016-15”).

Exhibit 99.3

ASU 2016-15 amends the guidance of ASC 230 on the classification of certain cash receipts and payments in the statement of cash flows. The primary purpose of ASU 2016-15 is to reduce the diversity in practice that has resulted from the lack of consistent principles, specifically clarifying the guidance on eight cash flow issues. The adoption of 2016-15 did not have a material effect on the Company’s consolidated financial statements.

Subsequent events. Management has evaluated subsequent events through February 19, 2019, the date these consolidated financial statements were issued.

NOTE 3 — ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

In August 2018, the Company closed the sale of Mandarin Oriental, a hotel with adjacent retail and food and beverage outlets, to Lamco Fund I, LLC for approximately $214 million. The Company recognized a loss of $133 million on the sale, which is included within “Income (loss) from discontinued operations,” for the year ended December 31, 2018. The results of Mandarin Oriental are classified as discontinued operations in the accompanying consolidated statements of operations for the years ended December 31, 2018, 2017 and 2016 as the sale was a strategic shift in business. The 2017 and 2016 consolidated statements of cash flows have not been adjusted to reflect discontinued operations. The assets and liabilities of Mandarin Oriental are classified as held for sale as of December 31, 2017.

In April 2016, the Company closed the sale of Crystals, a retail, dining and entertainment district, to a venture led by Invesco Real Estate and Simon Property Group for approximately $1.1 billion. The Company recognized a gain of $400 million on the sale, which is included within “Income (loss) from discontinued operations,” for the year ended December 31, 2016. The results of Crystals are classified as discontinued operations in the accompanying consolidated statements of operations for the year ended December 31, 2016 as the sale of Crystals was a strategic shift in business.

The cash flows of discontinued operations are included with the cash flows of continuing operations in the accompanying consolidated statements of cash flows. Capital expenditures related to discontinued operations were $0, $1 million and $2 million for the years ended December 31, 2018, 2017 and 2016, respectively.

The following table summarizes assets held for sale and liabilities related to assets held for sale in the accompanying consolidated balance sheet as of December 31, 2017.

December 31,
2017

(In thousands)
Cash and cash equivalents	$13,173
Accounts receivable, net	3,919
Inventories	803
Prepaid expenses and other current assets	1,721
Property and equipment, net	334,789
Other assets	2,287
Total assets	356,692
Other accrued liabilities	9,494
Total liabilities	9,494
Net assets	$347,198

The following table summarizes the net revenues, expenses, and gain or loss included in discontinued operations. For the years ended December 31, 2018, 2017 and 2016, income (loss) from discontinued operations included results from Mandarin Oriental and Crystals for the year ended December 31, 2016.

Exhibit 99.3

	Year Ended December 31,
	2018	2017	2016
	(In thousands)
Net revenues	$45,353	$67,545	$84,349
Rooms, food and beverage, retail and other expenses	(30,814)	(43,177)	(43,824)
General and administrative	(12,983)	(17,450)	(22,626)
Depreciation and amortization	(3,118)	(12,461)	(16,796)
NV energy exit expense	–	–	(1,093)
Gain (loss) on the sale of discontinued operations	(133,440)	–	400,082
	$(135,002)	$(5,543)	$400,092

NOTE 4 — Accounts receivable, net

Accounts receivable, net consisted of the following:

	December 31,
	2018	2017

	(In thousands)
Casino	$115,418	$97,356
Hotel	43,623	36,316
Other	8,037	7,460
	167,078	141,132
Less: Allowance for doubtful accounts	(22,281)	(26,787)
	$144,797	$114,345

Allowance for doubtful accounts consisted of the following:

	Balance at	Provision for	Write-offs,
	Beginning of	Doubtful	Net of	Balance at
	Period	Accounts	Recoveries	End of Period
Allowance for doubtful accounts:	(In thousands)
Year Ended December 31, 2018	$26,787	$3,938	$(8,444)	$22,281
Year Ended December 31, 2017	36,698	(2,407)	(7,504)	26,787
Year Ended December 31, 2016	45,078	12,551	(20,931)	36,698

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	December 31,
	2018	2017

	(In thousands)
Land	$1,537,976	$1,521,642
Buildings, building improvements and land improvements	5,437,126	5,309,048
Furniture, fixtures and equipment	1,341,861	1,305,005
Construction in progress	30,856	135,082
	8,347,819	8,270,777
Less: Accumulated depreciation and amortization	(2,219,743)	(2,030,862)
	$6,128,076	$6,239,915

NOTE 6— OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

Exhibit 99.3

	December 31,
	2018	2017

	(In thousands)
Advance deposits and ticket sales	$40,759	$33,105
Casino outstanding chip liability	54,637	53,051
Casino front money deposits	56,478	46,063
Other gaming related accruals	9,050	7,555
Taxes, other than income taxes	16,384	14,875
Demolition accrual	13,246	13,246
Payroll and related	8,787	8,537
Other	8,458	8,022
	$207,799	$184,454

NOTE 7 – LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2018	2017
	(In thousands)
Senior credit facility	$1,774,489	$1,592,000
Less discounts and unamortized debt issuance cost	(26,645)	(30,203)
	1,747,844	1,561,797
Less current portion of long-term debt	(18,015)	(16,000)
	$1,729,829	$1,545,797

Senior credit facility. At December 31, 2018, the senior credit facility consisted of $1.8 billion of term loans and a $125 million revolving credit facility. The term loan B facility will mature in April 2024 and the revolving credit facility will mature in April 2022.  In May 2018, the Company amended its credit agreement to provide for a $200 million increase in the term loan B facility and repriced its term loan B interest rate to LIBOR plus 2.25% with a LIBOR floor of 0.75%.  Additionally, the term loan B facility is subject to quarterly amortization payments of approximately $5 million beginning in June 2018 through March 2024 with the remaining balance due in April 2024. During the year ended December 31, 2018, the Company permanently repaid $14 million in accordance with the scheduled amortization payments. As of December 31, 2018, the interest rate on the term loan B was 4.77%. Loans under the revolving facility bear interest at LIBOR plus 2.00%. As of December 31, 2018 the Company had not drawn on the revolving facility. The Company pays an applicable fee of 0.375%, for the unused portion of the revolving facility. In connection with the amendment of the senior credit facility, the Company recorded a loss on retirement of long-term debt of $0.7 million, primarily consisting of the write-off of a portion of previously unamortized debt issuance costs.

The senior credit facility is a general senior obligation of the Company and ranks equally with the Company’s other existing and future senior obligations, is fully and unconditionally guaranteed on a senior secured basis by the restricted subsidiaries of the Company and is secured by a first-priority perfected lien on substantially all of the Company’s assets and the assets of its subsidiaries.

The senior credit facility contains customary positive, negative and financial covenants, including a requirement that the Company maintains a quarterly minimum interest coverage ratio of 2.5:1.0 and a maximum quarterly leverage ratio for the trailing four quarters of 5.00:1.00 for December 31, 2018 and thereafter.  The Company was in compliance with all applicable covenants as of December 31, 2018.

Pursuant to the senior credit facility, the Company is required to make permanent repayments of principal based on an annual calculation of excess cash flow, as defined in the agreements. The percentage of excess cash flow required to be repaid is based on the Company’s leverage ratio as of the end of the fiscal year, with 50% required to be repaid if the leverage ratio is greater than 5.0:1.0 as of the measurement date, 25% if the leverage ratio is less than or equal to 5.0:1.0 and greater than 4.0:1.0, and no payment of excess cash flow is required if the leverage ratio is less than or equal to 4.0:1.0. During 2018 and 2017 and as of December 31, 2018 and 2017, the Company did not have excess cash flow required to be paid in accordance with the senior credit agreement for 2018 and 2017, respectively.

Exhibit 99.3

Fair value of long-term debt. The estimated fair value of the Company’s long-term debt as of December 31, 2018 and 2017 was approximately $1.66 billion and $1.58 billion, respectively, and was determined using estimates based on trading prices of similar liabilities, a Level 2 input.

Maturities of long-term debt. As of December 31, 2018, maturities of the Company’s long-term debt were as follows:

For the year ending December 31,	(In thousands)
2019	$18,015
2020	18,015
2021	18,015
2022	18,015
2023	18,015
Thereafter	1,684,414
$1,774,489

Interest expense, net consisted of the following:

	Year Ended December 31,
	2018	2017	2016
	(In thousands)
Senior credit facility including discount amortization	$77,074	$58,380	$59,254
Amortization of debt issuance costs and other	3,991	3,383	2,199
Capitalized interest	(554)	(1,669)	(421)
	$80,511	$60,094	$61,032

In order to manage interest rate risk inherent in its variable rate debt, the Company hedges the interest rate on the term loan under its senior credit facility. The Company entered into interest rate swap agreements effective December 31, 2018 with a notional value of $900 million and a maturity date of December 31, 2023. The fixed rate paid is 2.73% and the variable rate received resets monthly to the greater of one-month LIBOR or 0.75%.

As of December 31, 2018, the interest rate swaps were valued in a net unrealized loss position and recognized as a liability within “Other long-term obligations.” For the year ended December 31, 2018, the Company recorded an $8 million loss related to the change in fair value of the interest rate swaps in “Other, net.”

NOTE 8 — COMMITMENTS AND CONTINGENCIES

NV Energy. In July 2016, MGM Resorts, including the Company, filed its notice to exit the fully bundled sales system of NV Energy and will purchase energy, capacity, and/or ancillary services from a provider other than NV Energy. In September 2016, the Company paid an upfront impact payment of $14 million, of which $2 million was billed to third party entities and represented a reduction in the overall impact fee expense. Of this $2 million receivable for amounts billed to third party entities, $1 million is included in Accounts receivable, net as of both December 31, 2018 and 2017. Additionally, the Company is required to make ongoing payments to NV Energy for non-bypassable rate charges which primarily relate to its share of NV Energy’s portfolio of renewable energy contracts which extend through 2040 and each entity’s share of the costs of decommissioning and remediation of coal-fired power plants in Nevada. During 2017, the terms of the ongoing impact fee obligations were modified. Such modifications included a credit to be applied against future non-bypassable rate charges and substantially shortened the period over which MGM Resorts, including the Company, is responsible for such charges, with an end date in 2022. As such, the Company recognized a reduction in its liability for future charges of $8 million with a corresponding credit to “NV Energy exit expense.” As of December 31, 2018, and 2017, the Company recorded an estimate of such liability on a discounted basis of $1 million and $2 million, respectively, in “Due to MGM Resorts International” and $2 million and $4 million, respectively, in “Other long-term obligations.”

Other litigation. The Company is a party to various legal proceedings that relate to construction and operational matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company’s consolidated financial statements. The Company maintained an owner controlled insurance program (OCIP) during the construction and development process. Under the OCIP, certain insurance coverages may cover a portion of the Company’s general liability, workers compensation, and other potential liabilities.

Exhibit 99.3

Other guarantees. The Company is party to various guarantee contracts in the normal course of business, which are generally supported by letters of credit issued by financial institutions. The Company’s available borrowing capacity under the senior credit facility is reduced by any outstanding letters of credit.  At December 31, 2018, the Company had $9 million in a letter of credit outstanding. Additionally, as of December 31, 2018 the Company had $8 million of obligations related to professional services and maintenance contracts.

Leases where the Company is a lessee. The Company is party to various leases for real estate and equipment under operating lease arrangements. In December 2018, the Company entered into a capital lease for Information Technology equipment, which is amortized on a straight line basis over 5 years.

The expected fixed future minimum lease payments associated with this capital lease as of December 31, 2018 are as follows:

For the year ending December 31,	(In thousands)
2019	$4,225
2020	4,225
2021	4,225
2022	4,225
2023	4,225
Total minimum lease payments	21,125
Less: Amount representing interest	1,751
Present value of minimum lease payments	$19,374

The Company’s other future minimum obligations under non-cancellable leases are immaterial in each of the next five years, and in total.

Leases where the Company is a lessor. The Company enters into operating leases related to retail, dining and entertainment venues. As of December 31, 2018, the Company has 16 such leases in place. Tenants are primarily responsible for tenant improvements, though the Company provides construction allowances to certain lessees. Leases include base rent, common area maintenance charges and, in some cases, percentage rent based on the sales of the lessee. Payments received related to fixed future minimum leases are immaterial in each of the next five years, and in total.

Several leases contain terms that are based on meeting certain operational criteria. Contingent rentals included in income were $3 million, $2 million and $5 million for the years ended December 31, 2018, 2017 and 2016, respectively.

NOTE 9 —DIVIDENDS AND DISTRIBUTIONS TO MEMBERS

          The Company paid the following dividends and distributions:

•	In 2018, $625 million in dividends and distributions, $312.5 million was paid to MGM Resorts and $312.5 million was paid to Infinity World;
•	In 2017, $600 million in dividends and distributions, $300 million was paid to MGM Resorts and $300 million was paid to Infinity World; and
•	In 2016, $1.1 billion in dividends and distributions, $540 million was paid to MGM Resorts and $540 million was paid to Infinity World.

NOTE 10 — MANAGEMENT AGREEMENTS AND RELATED PARTY TRANSACTIONS

The Company and MGM Resorts have entered into agreements whereby MGM Resorts is responsible for the ongoing management of CityCenter and the Company. The LLC Agreement provides for Infinity World’s right to terminate the Operations Management Agreements if MGM Resorts’ ability to perform under those agreements is impacted by its financial condition. The Company is paying MGM Resorts management fees as stipulated in each of the agreements referenced below.

Exhibit 99.3

Operations and assets management agreements. The Company and MGM Resorts entered into the following agreements to provide for the ongoing operations of CityCenter:

•

Hotel and Casino Operations and Hotel Assets Management Agreement – Pursuant to this agreement, MGM Resorts manages the operations of Aria. The Company pays MGM Resorts an operating fee equal to 2% of Aria’s revenue plus 5% of Aria’s EBITDA (as defined in the agreement) for services under this agreement; and

•

Condo-Hotel Operations Management Agreement – Pursuant to this agreement, MGM Resorts manages the ongoing operations of Vdara Condo-Hotel. The Company pays MGM Resorts a fee equal to 2% of Vdara’s revenue and 5% of Vdara’s EBITDA (as defined in the agreement) for services under this agreement.

In July 2018, the operations and assets management agreements discussed above were each amended to reference an annual fee the Company is to pay MGM Resorts of $0.5 million for the years ended December 31, 2018, 2019 and 2020, which will increase to $1.5 million beginning in 2021.

During the years ended December 31, 2018, 2017 and 2016, the Company incurred $47 million, $49 million and $43 million, respectively, related to the operating fees discussed above. In addition, the Company reimburses MGM Resorts for costs, primarily employee compensation, associated with its management activities. During the years ended December 31, 2018, 2017 and 2016, the Company incurred $409 million, $390 million and $387 million, respectively, for reimbursed costs of management services provided by MGM Resorts. As of December 31, 2018 and 2017, the Company owed MGM Resorts $85 million and $81 million, respectively, for operating services and reimbursable costs, and such amounts included $2 million and $4 million, respectively, related to NV energy expense, included in “Other long-term obligations,” and $0 and $18 million as of December 31, 2018 and 2017, respectively, related to capitalized construction costs.

Aircraft agreement. The Company has an agreement with MGM Resorts whereby MGM Resorts provides the Company the use of its aircraft on a time-sharing basis. The Company is charged a rate that is based on Federal Aviation Administration regulations, which provides for reimbursement for specific costs incurred by MGM Resorts without any profit or mark-up. The Company reimbursed MGM Resorts $5 million, $2 million and $2 million for aircraft related expenses for the years ended December 31, 2018, 2017 and 2016, respectively.